SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
        Under the Securities Exchange Act of 1934 (Amendment No. --)*

                         Intelligent Controls, Inc.
                              (Name of Issuer)

                         Common Stock, no par value
                       (Title of Class of Securities)

                                 45815R 10 0
                               (CUSIP Number)

                               Roger E. Brooks
                           74 Industrial Park Road
                              Saco, Maine 04072
                               (207) 283-0156
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 1, 1998
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45815R 10 0

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(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Roger E. Brooks

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions) PF and SC

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization United States

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Number of Shares      (7)  Sole Voting Power 515,923
Beneficially          -----------------------------------------------------
Owned                 (8)  Shared Voting Power -0-
by Each               -----------------------------------------------------
Reporting             (9)  Sole Dispositive Power 515,923
Person                -----------------------------------------------------
With                  (10) Shared Dispositive Power -0-

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 515,923

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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(13)  Percent of Class Represented by Amount in Row (11)   10.2%

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(14)  Type of Reporting Person (See Instructions)   IN and HC


ITEM 1(a).  SECURITY AND ISSUER:

      This statement on Schedule 13D relates to the shares of common stock, no par value (the "Commons Stock"), of Intelligent Controls, Inc., a Maine corporation ("INCON"). The principal executive office of INCON is located at 74 Industrial Park Road, Saco, Maine 04072.

ITEM 2(a).  IDENTITY AND BACKGROUND:

      Roger E. Brooks

      (b)   ADDRESS OF PRINCIPAL OFFICE OR RESIDENCE:

            c/o Intelligent Controls, Inc.
            74 Industrial Park Road
            Saco, Maine 04072

      (c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME:

      Mr. Brooks is the current President and Chief Executive Officer of INCON, a Maine corporation that designs, manufactures, and sells electronic measurement systems and software to the petroleum and power utility industry and for general level measurement, monitoring and predictive maintenance applications. INCON's address is listed in Item 1(a).

ITEM 2(d).  CONVICTION IN A CRIMINAL PROCEEDING:

      Not applicable

ITEM 2(e).  CONVICTION IN A CIVIL PROCEEDING:

      Not applicable

ITEM 2(f).  CITIZENSHIP:

      Mr. Brooks is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to his Employment Agreement with INCON and a related Restricted Stock Agreement, on May 1, 1998 Mr. Brooks purchased 486,923 shares of Common Stock at a price of $3.25 per share. The purchase price was paid to INCON as follows: (i) $250,000 in cash, and (ii) a promissory note in the original principal amount of $1,332,500.

ITEM 4.     PURPOSE OF TRANSACTION.

      The reporting person purchased the shares of Common Stock for investment purposes and for the purpose of participating in the control of INCON through representation on INCON's board of directors and participation in management as President and Chief Executive Officer.

      The reporting person has no plan or proposal which relates to or would result in: (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j) of
item 4.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) Mr. Brooks beneficially owns 515,923 shares of Common Stock, representing 10.2% of INCON's outstanding shares.

      (b) Mr. Brooks has sole voting and dispositive power with respect to 515,923 shares of Common Stock (or 10.2% of INCON's outstanding shares).

      (c) 486,923 of the shares beneficially owned by Mr. Brooks were acquired on May 1, 1998 for a purchase price of $3.25 per share. The purchase price was paid to INCON as follows: (i) $250,000 in cash, and (ii) a promissory note in the original principal amount of $1,332,500.

      (d), (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Investment Agreement

      On March 26, 1998, INCON entered into an Investment Agreement with certain third parties (the "Third Party Investors") providing for the purchase of shares of common stock of INCON and certain other matters. Mr. Brooks is a party to a portion of the Investment Agreement. The Investment Agreement, as subsequently amended on May 1, 1998, contemplated that Mr. Brooks would purchase shares of Common Stock from INCON at $3.25 per share through a Restricted Stock Agreement.

      Under the Investment Agreement, the Third Party Investors and Mr. Brooks have certain registration rights covering any shares of INCON stock owned by them. In addition, the Third Party Investors and Mr. Brooks have a right to require INCON to repurchase their shares if (i) INCON receives a bona fide offer from an unaffiliated third party to acquire INCON in a transaction that values INCON's Common Stock at more than $10 per share and
(ii) the Third Party Investors endorse the offer but INCON declines to accept the offer.

      Employment Agreement and Restricted Stock Agreement

      Pursuant to an Employment Agreement and related Restricted Stock Agreement both dated May 1, 1998, Mr. Brooks purchased 486,923 shares of Common Stock at a price of $3.25 per share. The purchase price was paid to INCON as follows: (i) $250,000 in cash, and (ii) a promissory note in the original principal amount of $1,332,500 (the "Note"). Until the Note is repaid in full, Mr. Brooks' shares of Common Stock are being held in escrow and are subject to a Pledge Agreement. In addition, Mr. Brooks' shares of Common Stock are subject to certain restrictions on disposition.

      The Restricted Stock Agreement grants INCON the option to repurchase, at a price of $3.25 per share, a portion of Mr. Brooks shares of Common Stock upon his termination of employment with INCON. INCON has the right to pay for such repurchase by cancellation of the corresponding amount due under the Note.

      Stockholders Agreement

      In connection with the Investment Agreement, on May 1, 1998 the Third Party Investors, INCON, Mr. Brooks, Alan Lukas, Paul E. Lukas, and certain related parties entered into a Stockholders Agreement restricting the voting and transfer of shares of Common Stock owned by each. The shares beneficially owned by these stockholders represent approximately 70.2% of the outstanding shares of Common Stock.

      Under the Stockholders Agreement, these shareholders have agreed to vote their stock (i) to limit the size of INCON's board of directors to five directors and (ii) to elect as those directors Charles D. Yie, Alan Lukas, the Chief Executive Officer (presently, Mr. Brooks), and one designee each of the Third Party Investors and Alan Lukas.

      These shareholders have also agreed to vote their shares in such a way that the Third Party Investors will be able to block certain significant transactions, including a merger or other sale of INCON.

      The shareholders who are parties to the Stockholders Agreement have also agreed to grant each other certain rights of first refusal to purchase shares that a stockholder proposes to sell to a third party and to grant each other certain co-sale rights to participate in selling stock to a third party.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description
-----------    -----------

1. Investment Agreement, dated March 26, 1998 among INCON, Ampersand Specialty Materials and Chemicals III Limited Partnership, Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, and Roger E. Brooks; incorporated by reference to Exhibit 99.c(1) to INCON's
               Schedule 13E-4 Issuer Tender Offer Statement filed on March 30, 1998.

2. Amendment No. 1 to Investment Agreement, dated as of May 1, 1998, among INCON, Ampersand Specialty Materials and Chemicals III Limited Partnership, Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, and Roger E. Brooks; incorporated by reference to Exhibit 10.1A to INCON's 10-QSB for the period ended March 28, 1998.

3.             Employment Agreement between INCON and Roger E. Brooks;
               incorporated by reference to Exhibit 10.3 to INCON's 10-QSB for the period ended March 28, 1998.

4.             Employee Stock Restriction Agreement between INCON and Roger
               E. Brooks and related promissory note, pledge agreement and form of 83(b) election; incorporated by reference to Exhibit 10.3A to INCON's 10-QSB for the period ended March 28, 1998.

5. Stockholders Agreement, dated as of May 1, 1998, among INCON, Ampersand Specialty Materials and Chemicals III Limited Partnership, Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, Roger E. Brooks, Alan Lukas, Paul E. Lukas, and certain related parties; incorporated by reference to Exhibit 99.c(2) to INCON's Schedule 13E-4 Issuer Tender Offer Statement filed on March 30, 1998.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
Date

/s/ Roger E. Brooks
-----------------------------
Signature
Roger E. Brooks
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).